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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF
SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION
OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Commission File Number 001-33362
eTelecare Global Solutions, Inc.

(Exact name of registrant as specified in its charter)
31st Floor CyberOne Building, Eastwood City, Cyberpark,
Libis, Quezon City 1110
Philippines

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common shares, par value two Philippine peso per share and American Depositary Shares (as evidenced by American Depositary
Receipts), representing one common share

(Title of each class of securities covered by this Form)
     Place an ☐ in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I
     Item 1. Exchange Act Reporting History
     A. eTelecare Global Solutions, Inc. (the “Company”) first incurred the duty to file reports under section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on March 27, 2007.
     B. The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and the Company has filed at least one annual report under section 13(a).
      Item 2. Recent United States Market Activity
     The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 on April 2, 2007.
      Item 3. Foreign Listing and Primary Trading Market
     A. The Company’s common shares, par value two pesos per share (the “Common Stock”) are listed on the Philippine Stock Exchange (the “PSE”), located in the Philippines, which constitutes the primary trading market for the Common Stock.
     B. The date of initial listing on the PSE of the Common Stock was November 20, 2007. The Company has maintained the listing on the PSE for at least 12 months prior to the filing of this Form 15F.
     C. During the 12-month period beginning on March 31, 2008 and ended March 31, 2009, 74.4% of trading in the Common Stock occurred on the PSE.
     Item 4. Comparative Trading Volume Data
     Not applicable
     Item 5. Alternative Record Holder Information
     As of April 30, 2009, the Company had four record holders who are residents of the United States. The Company relied on its transfer agent, Professional Stock Transfer, with respect to the number of registered holders of the Common Stock resident in the United States.
      Item 6. Debt Securities
     Not applicable
     Item 7. Notice Requirement
     A. The Company issued a press release dated May 5, 2009 disclosing its intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act.
     B. The Company disseminated such notice in the United States by means of a press release disseminated via Business Wire. A copy of the press release is attached as Exhibit 99.1 to this Form 15F.
      Item 8. Prior Form 15 Filers
     Not applicable.
PART II
     Item 9. Rule 12g3-2(b) Exemption
     Not applicable.

PART III
     Item 10. Exhibits

Exhibit No.	Description

99.1	Press release pursuant to Rule 12h-6(h) dated May 5, 2009.
      Item 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, eTelecare Global Solutions, Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, eTelecare Global Solutions, Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

eTELECARE GLOBAL SOLUTIONS, INC.
Date: May 5, 2009	By:	/s/ Dave M. Gomez
Dave M. Gomez
Chief Legal Officer